Exhibit 99.1

October 30, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  INTERSECTS  7.45  METRES  ASSAYING  1,133g/t  SILVER AND  6.86g/t  GOLD  IN  SAN  IGNACIO  MINE  SURFACE  DRILL  PROGRAM

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced high grade gold and silver intercepts from the first six holes in the current surface diamond drill program at its San Ignacio satellite mine.  Results are highlighted by a 7.45 metre (5.26 metre true width) intersection of 1,133g/t silver and 6.86g/t gold in hole ESI14-120.  This zone contained a 0.5 metre section of mineralization that assayed 11,951g/t silver and 48.2g/t gold, the highest assays ever received from the San Ignacio property.

The first hole in the program, ESI14-117, returned an intercept of 244g/t silver and 7.42g/t gold over 8.95 metres (7.75 metre true width), while hole ESI14-118 returned 130g/t silver and 4.94g/t gold over 7.70 metres (6.98 metre true width), both in the Intermediate vein.  These holes appear to represent the southerly strike extension of the mineralization in 2013 hole ESI13-106 that returned 24.60 metres (15.81 metres true width) of 263g/t silver and 7.27g/t gold.

“This is an exceptional start to the drill program,” stated Robert Archer, President and CEO.  “While we were confident of extending the mineralization to the south of the existing resource block, many of these intercepts are of grades and widths better than those within the Mineral Resource Estimate for the Intermediate vein.”

The current 3,500 metre surface drill program commenced early in October and is focused on the Intermediate and Melladito veins south of the present mineral resource block for 300 metres, and under historic workings dating back to the 19th century.  The six holes drilled to date (see table below and updated longitudinal sections on the Company’s website at www.greatpanther.com) have extended the mineralization for 130 metres south of the existing resource block.  In addition, the southerly extension of the Nombre de Dios vein will be tested, and some fill-in of the Nombre de Dios II vein will be completed.  The known strike extent of the veins on the property is approximately 4,000 metres so there is still significant expansion potential beyond this program.  A second drill has been added in order to finish the program before year-end.

The San Ignacio Mine entered commercial production in June as a satellite operation to the main Guanajuato Mine.  It is currently operating at approximately 200 tonnes per day, with ore being trucked 22 kilometres to the Company’s Cata processing plant.  As mineralization is close to surface, access and mine development is provided by a main ramp with auxiliary production levels.  The closest of the new exploration holes, ESI14-117, is only about 45 metres south and at the same elevation as the existing production level.  Consequently, these new results can be used for follow up underground drilling and development in 2015.

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Drill-Hole ID	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Ag Eq* (g/t)	Zone
ESI14-117	132.75	141.70	8.95	7.75	7.42	244	689	Intermediate
including	137.75	141.20	3.45	2.99	11.25	262	936	Intermediate
ESI14-117	150.90	151.90	1.00	0.97	5.85	257	608	Melladito

ESI14-118	143.25	150.95	7.70	6.98	4.94	130	426	Intermediate
including	143.25	143.85	0.60	0.54	10.33	205	825	Intermediate
including	145.25	149.35	4.10	3.72	6.27	158	534	Intermediate
ESI14-118	159.30	160.35	1.05	0.99	3.33	83	283	Melladito

ESI14-119	101.60	104.10	2.50	2.35	2.97	139	318	Intermediate
including	101.60	102.10	0.50	0.47	7.58	129	584	Intermediate
ESI14-119	107.85	108.60	0.75	0.61	2.66	31	191	Melladito

ESI14-120	118.90	126.35	7.45	5.27	6.86	1,133	1,545	Intermediate
including	121.85	126.35	4.50	3.18	10.11	1,787	2,394	Intermediate
including	122.90	124.95	2.05	1.45	17.66	3,740	4,799	Intermediate
including	123.55	124.05	0.50	0.35	48.24	11,951	14,845	Intermediate
ESI14-120	128.75	129.95	1.20	0.20	1.67	97	197	Melladito

ESI14-121	106.60	107.80	1.20	0.98	2.44	108	254	Intermediate

ESI14-122	108.45	110.50	2.05	1.93	4.34	273	533	Intermediate
including	108.45	110.00	1.55	1.46	5.42	301	626	Intermediate
* Silver equivalents calculated at a 60:1 silver to gold ratio.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, is the Qualified Person for the San Ignacio Mine and has reviewed these results. The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

For further information, please visit the Company's website at www.greatpanther.com. e-mail info@greatpanther.com.

Robert A. Archer
President & CEO
1-888-355-1766

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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